October 18, 2006

Mail Stop 4561

Robert E. Cauley
Chief Financial Officer
Opteum, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

Re: Opteum, Inc..
        Form 10-K/A for the year ended December 31, 2005
        Filed 3/10/06
        File No. 001-32171

Dear Mr. Cauley:

        We have completed our review of your Form 10-K/A and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief